Issuer Free Writing Prospectus

Dated April 9, 2015

Filed Pursuant to Rule 433

Registration No. 333-202791

PRICING TERM SHEET

$40,000,000

6.00% Fixed to Floating Rate Subordinated Notes due April 15, 2030

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus:

Issuer:	Financial Institutions, Inc. (the “Issuer”)

Type of Security:	6.00% Fixed to Floating Rate Subordinated Notes due April 15, 2030 (the “Notes”).

Aggregate Principal Amount:	$40,000,000

Trade Date:	April 9, 2015

Settlement Date T+3:	April 14, 2015

Final Maturity:	April 15, 2030

Coupon:	6.00% per annum from and including April 15, 2015 to, but excluding April 15, 2025, and from and including April 15, 2025 until maturity at an annual floating rate equal to three-month LIBOR plus a spread of 3.944%. The applicable three-month LIBOR will be re-calculated quarterly as more thoroughly described in the “Description of the Notes” section of the Prospectus.

Issue Price to Investors:	100.000%

Underwriters’ Discount:	1.500%

Net Proceeds to Issuer (after underwriting discounts, but before expenses):	$39,400,000

Yield:	6.00%

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15, beginning on October 15, 2015 and ending on April 15, 2025 and quarterly in arrears on January 15, April 15, July 15 and October 15, beginning on July 15, 2025.

Redemption Provision:	Subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System, to the extent such approval is then required, the Issuer may, at its option, beginning with the interest payment date of April 15, 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any partial redemption will be made on a pro rata basis, by lot or by any other method which the Trustee deems fair and appropriate. The Notes are not subject to repayment at the option of the holders. The Issuer may also redeem the Notes, at its option, in whole if (1) a change or prospective change in law occurs that could prevent it from deducting interest payable on the Notes for U.S. federal income tax purposes, (2) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (3) the Issuer is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes — Redemption and Redemption Upon Special Events” in the Prospectus.

Denominations:	$1,000 denominations and $1,000 integral multiples thereof.

Subordination:

The Notes will be unsecured, subordinated and:

•       will rank junior in right of payment and upon the Issuer’s liquidation to the Issuer’s existing and all of its future senior debt (as defined in the indenture and described below under “Description of the Notes” in the Prospectus);

•       will rank equally in right of payment and upon the Issuer’s liquidation with its existing and all of Issuer’s future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes;

•       will rank senior in right of payment and upon the Issuer’s liquidation to any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes; and

•       will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of Five Star Bank (the “Bank”) and Issuer other current and future subsidiaries, including without limitation the Bank’s liabilities to depositors in connection with the deposits in the Bank, liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

Rating:	The Notes are rated BBB- by Kroll Bond Rating Agency. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

CUSIP/ISIN:	317585 AA5 / US317585AA58

Book-Running Manager:	Sterne, Agee & Leach, Inc.

Co-Manager:	Sandler O’Neill + Partners, L.P.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-202791) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by contacting Sterne Agee, 277 Park Avenue, 26 Floor, New York, New York 10172, Attn: Syndicate Department, by calling (212) 338-4708, or by email at prospectusrequest@sterneagee.com.